Thales Capital Partners LLC

Financial Report
December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g) and 1.16.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69498

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Thales Capital Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

540 Madison Ave 4th Floor
                                           (No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy O'Shea	**(312)854-2685**	**toshea@thales.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
                    (Name – if individual, state last, first, and middle name)

141 West Jackson Blvd, Suite 2250	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

03/24/2009   **3407**

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Timothy O'Shea_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Thales Capital Partners LLC_____, as of __12/31_____, _24___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CFO_____

Diana Byrd

DIANA BYRD
MY COMMISSION # HH128131
EXPIRES: June 15, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Thales Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thales Capital Partners, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Thales Capital Partners, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Thales Capital Partners, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Thales Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Thales Capital Partners, LLC's auditor since 2020.
Chicago, Illinois
February 28, 2025

Thales Capital Partners LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	355,683
Placement and referral fees receivable		493,018
Fixed assets		1,743
Prepaid expenses		34,288
Due from affiliates		154,578
Total assets	$	1,039,310
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	193,749
Total liabilities		193,749
Member's equity		845,561
Total liabilities and member's equity	$	1,039,310

See Notes to Statement of Financial Condition.

Thales Capital Partners LLC

Notes to Statement of Financial Condition

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Thales Capital Partners LLC (the Company) is a Delaware Limited Liability Company formed on February 29, 2012 by Thales Associates LLC (the Member), as its sole member, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and as an independent introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is a member the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company earns commissions and fees for introducing customer orders and placement of individuals and entities into managed accounts or funds.

As a registered broker-dealer, the Company is subject to SEC Rule 17a-5, which governs the financial statement reporting of brokers and dealers. Because the Company effects no financial transactions with customers and does not hold customer funds or securities it qualifies for an exemption, under Rule 15c3-3, from a portion of the requirements of Rule 17a-5 and Rule 15c3-3.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Recently issued accounting policy: In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of December 31, 2024 related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures, which is intended to help the user of the financial statements (1) better understand the Company's performance, (2) better assess its prospects for future net flows, and (3) make more informed judgments about the Company as a whole. The new standard is effective for fiscal years beginning after December 15, 2023. The Company has identified the Chief Financial Officer (CFO)/Financial and Operational Principal (FINOP) as the Chief Operating Decision Maker (CODM) responsible to assess the Company's financial operations in the determination of whether reportable segments are needed based on the overall assessment of the revenue streams and expenses. The CODM has completed the analysis as of December 31, 2024 related to the financials within the scope of ASC 280 and identified that the Company is a single operating segment. See Note 6 for further information related to the Company's client concentration as a single operating segment.

Cash and cash equivalents: The Company considers interest bearing accounts with a maturity of 3 months or less to be cash equivalents.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Thales Capital Partners LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Organization and Significant Accounting Policies (Continued)

Revenue recognition:

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue with Contracts with Customers*, effective 2018.

The revenue recognition policies are as follows:

● Commissions and related clearing expenses are derived from introducing customer orders and are recorded and recognized on trade-date basis. The Company believes the performance obligation is satisfied on a trade date because that is when the underlying security is identified, the prices is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company issues an invoice with net 30 days terms. For the year ended December 31, 2024, no revenue was generated from commissions.
● Placement fees are negotiated with the manager of the fund or trader of the managed account and are derived from the management fee and the incentive fee, if applicable. These placement fees are based on contractual rates and are recognized as revenue over time as they relate specifically to the services provided in that period. Management fees are calculated monthly and incentive fees are calculated quarterly or bi-annually and then trued up annually if necessary.
● Referral, retainer and data fees are initially a retainer fee to introduce the manager and trader to Registered Investment Advisors and could result in consulting fees that are similar to placement fees which are based on the management fees and incentive fees. Retainer fees are negotiated and recognized over the period of the contract as the performance obligation for these services is over time. Management fees are usually calculated monthly and incentive fees are calculated quarterly or bi-annually but trued up annually if necessary.

The Company has placement fees receivables and referral receivable at December 31, 2024 of $479,018 and $14,000, respectively.

The Company has assessed the need for an allowance for doubtful accounts and determined it is currently not necessary.

Fixed assets: Fixed assets are stated at cost less accumulated depreciation. The Company provides depreciation as follows:

Asset	Useful Life	Principal Method
Computer hardware	5 years	Straight-line

Income taxes: The Company operates as a single member limited liability company and is treated as a disregarded entity for United States income tax reporting purposes. The Member is an LLC. Consequently, the Member recognizes profits and losses of the Company and any related tax liability thereon, in the Member's income tax returns.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-than-likely-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2024. The current and last three years remain subject to examination by the U.S. Federal and most state tax authority.

Thales Capital Partners LLC

Notes to Statement of Financial Condition

Note 2. Fixed Assets

Details of fixed assets at December 31, 2024 are as follows:

Computer hardware	$ 10,843
Less accumulated depreciation	(9,100)
Fixed assets, net	$ 1,743

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 4. Related Party

In May of 2015, the Company entered into an agreement with Thales Trading Solutions LLC (the Affiliate), an entity affiliated through common ownership, to provide certain management and office services to the Company for a fee. As of December 31, 2024, $4,442 is included as a liability pursuant to the sharing agreement under accounts payable and accrued expenses on the statement of financial condition. As of December 31, 2024, shared intercompany commission revenue of $154,578 is included as an asset under due from affiliates on the statement of financial condition which is receivable from its Affiliate. In November of 2024, the Company entered into an agreement with an entity named Theorem Technologies LLC (the "Affiliate – Theorem"), an entity affiliated through common ownership, to provide payroll expenses with shared employees to the Affiliate – Theorem for a fee.

Note 5. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. Further, the SEA requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $189,542 which was $144,542 in excess of its required net capital of $45,000. At December 31, 2024, the Company's net capital ratio was 1.02 to 1.

Note 6. Client Concentration

For the year ending December 31, 2024, a significant concentration of the Company's placement, retainer, and data fee revenue was earned from two clients, exceeding 10% of the total placement, retainer and data fee revenue. Transactions with these clients represent approximately 49% and 18% of the Company's total placement and retainer fee revenue and data fee revenue. Management does not consider any credit risk associated with this concentration to be significant.

The Company maintains its cash balances in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

Thales Capital Partners LLC

Notes to Statement of Financial Condition

Note 7.   Employee Pension Plan

The Company has established a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a matching contribution at the discretion of the Member.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2025, the date these financial statements were issued, and no events were identified by the Company.